Exhibit 99.20

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Curaleaf Holdings, Inc. ("Curaleaf" or the "Company")

301 Edgewater Place

Wakefield, MA
01880

Item 2	Date of Material Change

January 1, 2022

Item 3	News Release

A news release with respect to the nature and substance of the material change was issued on January 4, 2022 through prnewswire.com and subsequently filed under the Company's profile on SEDAR at www.sedar.com.

Item 4	Summary of Material Change

On January 4, 2022, the Company announced the appointment of Mr. Matt Darin as U.S. President, along with the departure of the Company’s Chief Operating Officer, in each case effective January 1, 2022.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On January 4, 2022, the Company announced the appointment of Mr. Matt Darin as U.S. President, effective January 1, 2022. Mr. Darin brings a wealth of industry knowledge and leadership experience at an important moment in the Company’s growth trajectory. Mr. Darin will report to Curaleaf Chief Executive Officer Joseph Bayern.

Before joining Curaleaf, Matt Darin was Founder and Chief Operating Officer of Grassroots Cannabis, which was acquired by Curaleaf in 2020. Since its inception in 2014, Grassroots grew to become the largest privately-held multi-state operator in the United States. Prior to his eight years in the cannabis industry, Mr. Darin was a Founder and Principal with Frontline Real Estate Partners. Since the Grassroots acquisition, Darin has served as Regional President of Curaleaf for the Central and Southeast regions.

Additionally, the Company announced that its Chief Operating Officer, Mr. Neil Davidson, is retiring from the Company, effective January 1, 2022. Mr. Davidson will be stepping down from his day-to-day duties immediately but will stay on for a transition period through March 31, 2022.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Carlos Madrazo
SVP, Head of IR & Capital Markets
IR@curaleaf.com

Item 9	Date of Report

January 11, 2022